Campbell Resources Inc.

PRESS RELEASE
For immediate release

Campbell Resources Announces Its First Quarter Results

Montreal, May 14, 2003 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) recorded a loss of $1,982,000 or $0.04 per share for the three months ended March 31, 2003, compared with a loss of $691,000 or $0.02 per share in the same period of 2002. Mining operations at the Joe Mann Mine were suspended from November 2000 until April 2002 and the Corporation had no mining operations in the First Quarter of 2002. The loss in the first quarter of 2003 included a $559,000 non-recurring loss relating to the repurchase of royalty units in Corner Bay and the additional sale of royalty units in Joe Mann Mine.

Metal sales for the first quarter of 2003 were $4.6 million. At March 31, 2003, 2,730 ounces of gold, valued at $1,353,000, were in inventory or in transit. The average sale price for gold during the quarter was US$345.48 compared to an average market price of US$357.86. Including the inventory of finished goods at March 31, 2003, metal sales for the first quarter are $504,000 less than forecast. The lower price of gold and the higher exchange rate for the Canadian dollar resulted in reduced income of $227,000. The lower production of gold (400 ounces less than forecast) also reduced income by $211,000.

General administration expenses were $418,000 for the first quarter of 2003 compared to budget of $488,000. The decrease was due to the efforts made to reduce administrative costs to a minimum. Depreciation for the first quarter was $1.5 million or $173.97 per ounce of gold produced. Other income of $845,000 included a gain of $382,000 on the sale of the Mexican subsidiaries, a gain of $253,000 on foreign exchange and a gain of $197,000 on a short term investment.

At March 31, 2003, cash and cash equivalents were reduced to $2.1 million for the three months compared with $3.4 million at December 31, 2002. The working capital ratio remained at 1.4:1. The Company made a further scheduled loan repayment of $0.7 million on the $3.6 million drawn on the credit facility from Investment Québec. This loan is to be repaid in equal quarterly repayments through February 2004.

OPERATIONS

At the Joe Mann Mine, production for the first quarter of 2003 was 11,370 ounces of gold (400 ounces less than budgeted) and 201,000 pounds of copper (6,600 pounds over budget). Mill recovery rates were 92% for gold and 93% for copper. The cash operating cost per ounce in the first quarter of 2003 was US$349 compared to US$359 for nine months ended December 31, 2002.

The Company also holds a 26% participation in the Copper Rand Mine and mill through the privately owned Corporation Copper Rand Inc. Development work on this gold and copper deposit is progressing. The deepening of the existing shaft was completed in June 2002, and work is underway on the 4250-foot decline with approximately 1,829 feet completed at April 30, 2003. Commercial production is scheduled to begin in April 2004. The revised total budget is now $53.3 million. Discussions are ongoing with the partners in CCR and potential investors in the project to ensure adequate financing for the completion of the project.

OUTLOOK

According to Mr. Fortier, President and Chief Executive Officer of Campbell Resources Inc., “The loss for the first quarter was higher than forecast due in part to the non-recurring item. We remain confident of meeting our 2003 forecast production of 54,000 ounces of gold and 900,000 lbs. of copper with the introduction of the thermal fragmentation process during the third quarter and the additional tonnage generated through the new development plan for the lower levels of the mine. This will contribute to an improvement in our financial performance.”

“We are continuing our exploration activities to the east of the shaft at the Joe Mann site and have resumed drilling to the west. In both instances, we are meeting with very encouraging results. Application has also been made to the Ministry of Environment for the necessary permits to commence work on the Meston Lake project. We are also expecting some positive results from the ongoing drilling program undertaken by Strateco Resources on the Discovery project.”

Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information :

Campbell Resources Inc.
André Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

Renmark Financial Communications Inc.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	March 31	December 31
	2003	2002

	$	$
Assets
Current assets
Cash and short-term deposits	2,133	3,432
Short-term investments at market value	463	315
Receivables	3,651	3,718
Settlements receivables	3,294	4,161
Notes receivable	590	1,903
Inventories of ore and supplies	4,219	3,040
Prepaids	549	555

	14,899	17,124
Notes receivable	26,145	26,735
Investment	6,446	6,447
Restricted deposits and swap agreement	48,968	48,900
Future income tax	2,350	2,350
Mining interests	24,592	25,833
Accrued benefit assets	1,913	1,732
Other assets	2,534	2,612

	127,847	131,733

Liabilities
Current liabilities
Accounts payable	5,213	6,280
Accrued liabilities	3,568	3,140
Current portion of long-term debt	2,235	2,698

	11,016	12,118
Reclamation and site restoration accruals	6,500	6,500
Long term debt	56,158	56,468
Future income tax	2,350	2,350
Deferred royalty	31,443	31,835
Other liabilities	—	102

	107,467	109,373

Shareholders’ equity
Capital stock	30,015	30,013
Warrants	1,339	1,339
Deficit	(10,974)	(8,992)

	20,380	22,360

	127,847	131,733

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CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended March 31, 2003
(Expressed in thousands of Canadian dollars except per share amounts)

	2003	2002

	$	$
Metal sales	4,564	—
Expenses
Mining	4,993	—
General administration	418	488
Depreciation and amortization	1,499	12
Restoration	—	-67
Care and maintenance	60	124

	6,970	691

Loss before the following items	(2,406)	(691)
Interest expense on long-term debt	(173)	(146)
Interest income	449	224
Amortization of deferred charges	(130)	—

Loss form operations	(2,260)	(613)

Other income (expense)
Other income (expense)	845	(66)
Loss on repurchase of royalty	(559)	—

	286	(679)

Loss before taxes	(1,974)
Income and mining tax	(8)	(12)

Net loss	(1,982)	(691)

Loss per share	(0.04)	(0.02)

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT(UNAUDITED)
For the Three Months Ended March 31, 2003
(Expressed in thousands of Canadian dollars except per share amounts)

	2003	2002

	$	$

Balance at beginning of period	(8,992)	(3,855)
Net loss	(1,982)	(691)

Balance at end of period	(10,974)	(4,546)

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